Exhibit 99.1

Westport Closes Offering of Common Shares and Announces Underwriters' Exercise of Over-Allotment Option

VANCOUVER, Feb. 27, 2012 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT) announced today the closing of its previously announced offering of common shares in the United States and Canada, including the exercise in full of the underwriters' option to purchase an additional 825,000 common shares at the offering price of US$43.25 per share.  With the exercise of the option, Westport issued a total of 6,325,000 common shares under the offering for gross proceeds of US$273,556,250.

Morgan Stanley & Co. LLC and Jefferies & Company, Inc. were the joint bookrunners for the offering.  Other underwriters included Lazard Capital Markets LLC, Craig-Hallum Capital Group LLC, JMP Securities LLC, Canaccord Genuity Inc. and Northland Capital Markets in the United States, as well as Morgan Stanley Canada Limited in Canada.  Rothschild Inc. acted as financial advisor to Westport in connection with the offering.  The common shares issued under the offering have been listed on The NASDAQ Global Market and the Toronto Stock Exchange.

Copies of the United States final prospectus supplement may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by telephone at (866) 718-1649 (toll free), or by e-mail at prospectus@morganstanley.com; or Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY, 10022, or by telephone at 877-547-6340 (toll free), or by email at Prospectus_Department@Jefferies.com.

Copies of the Canadian final prospectus supplement may be obtained by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by telephone at (866) 718-1649 (toll free), or by e-mail at prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Following this transaction, Westport has approximately 54.8 million shares outstanding.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 09:47e 27-FEB-12